Exhibit 4.7

SUPPLEMENTAL INDENTURE

Supplemental Indenture, dated as of 19 December 2006 (this “Supplemental Indenture”), among Invitel Holdings N.V., a private company with limited liability incorporated under the laws of the Netherlands Antilles (the “Issuer”), The Bank of New York, a New York banking corporation (the “Trustee”) and The Bank of New York (Luxembourg) S.A., as Luxembourg paying agent.

W I T N E S S E T H

WHEREAS, the Issuer has heretofore executed and delivered to the Trustee an indenture (the “Indenture”), dated as of October 30, 2006, providing for the issuance of an aggregate principal amount of €125,000,000 Floating Rate Senior PIK Notes due 2013 (the “Notes”);

WHEREAS, pursuant to Section 9.01 of the Indenture, the Indenture provides that the Issuer and the Trustee may amend or supplement the Indenture (without the consent of any Holder of the Notes) to cure any ambiguity or correct any defective provision of the Indenture provided that, in each case, such cure or correction shall in the opinion of the Trustee not adversely affect the interests of the Holders of the Notes;

WHEREAS, the Issuer has duly authorized the execution and delivery of this Supplemental Indenture and has done all things necessary to make this Supplemental Indenture a valid agreement in accordance with its terms;

WHEREAS, the Issuer has requested that the Trustee execute and deliver this Supplemental Indenture and the Issuer has delivered or caused to be delivered, to the Trustee an Officer’s Certificate and Opinion of Counsel in connection herewith; and

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Issuer and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

1.	Capitalized Terms

Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2.	Representations

The Issuer represents and warrants as follows:

(a)	it is a legal entity duly incorporated and validly existing under the laws of the jurisdiction of its organization;

(b)	it has all requisite organizational power and authority to enter into and perform its obligations under this Supplemental Indenture;

(c)	this Supplemental Indenture has been duly authorized, executed and delivered by it and it is a legally valid and binding obligation, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, or similar laws or equitable principles relating to or limiting creditors’ rights generally;

(d)	the Indenture constitutes its legally and binding obligation, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, or similar laws or equitable principles relating to or limiting creditors’ rights generally;

(e)	immediately after giving effect to this Supplemental Indenture, no Event of Default (or event or circumstances which, with the giving of notice or the passage of time or both, would constitute an Event of Default) shall have occurred and be continuing; and

(f)	the amendment effected by way of this Supplemental Indenture corrects a provision in the Indenture which is inconsistent with another provision therein and does not adversely affect the interests of the Holders of the Notes and such amendment thereby complies with Section 9.01(c) of the Indenture.

3.	Correction to Indenture

The reference in Section 4.06(b)(x) of the Indenture to “Section 4.06(b)(i)” thereof is hereby amended to “Section 4.06(b)(ii)” such that Section 4.06(b)(x) shall read as follows:

“the incurrence by the Issuer or any Restricted Subsidiary of the Issuer of Permitted Refinancing Debt in exchange for or the net proceeds of which are used to refund, replace or refinance Debt incurred by it pursuant to, or described in, Sections 4.06(a) and 4.06(b)(ii) and (iii), as the case may be;”

4.	Governing Law

THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF NEW YORK. The Issuer agrees to be bound by Section 12.09 of the Indenture with regard to any suit, action or proceeding against the Issuer brought by any Holder or the Trustee arising out of or based upon this Supplemental Indenture.

5.	Multiple Originals

The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original but all such counterparts shall together constitute but one and the same Supplemental Indenture.

6.	Headings

The Section headings herein have been inserted for convenience of reference only and shall not affect the construction hereof.

7.	The Trustee

The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture and shall not be responsible in any manner whatsoever for or in respect of the recitals contained herein, all of which recitals are made solely by the Issuer. The Issuer agrees to indemnify the Trustee to the same extent as provided under the Indenture against any and all loss, liability or expense (including attorneys’ fees and expenses) incurred by it without wilful misconduct, gross negligence or bad faith on its part arising out of or in connection with the execution of this Supplemental Indenture.

8.	Ratification of Indenture; Supplemental Indentures Part of Indenture

Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby. Any and all references, whether within the Indenture or in any notice, certificate or other instrument or document, shall be deemed to include a reference to this Supplemental Indenture (whether or not made), unless the context shall otherwise require.

9.	Successors

All covenants and agreements in this Supplemental Indenture by the parties hereto shall bind their successors.

10.	Benefits of Supplemental Indenture

Nothing in this Supplemental Indenture, the Indenture or the Notes, express or implied, shall give rise to any Person, other than the parties hereto and thereto and their successors hereunder and thereunder, and the Holders, any benefit of any legal or equitable right, remedy or claim under the Indenture, this Supplemental Indenture or the Notes.

11.	Entire Agreement

This Supplemental Indenture constitutes the entire agreement of the parties hereto with respect to the amendment to the Indenture set forth herein. All other provisions of the Indenture which are not amended are expressly affirmed.

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IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.

INVITEL HOLDINGS N.V.

By:
Title:
Represented by:
Title:

By:
Title:
Represented by:
Title:

THE BANK OF NEW YORK

By:
Name:
Title:

THE BANK OF NEW YORK (LUXEMBOURG) S.A.

By:
Name:
Title:

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